Exhibit 99.1

This is a translation of an interview with Marc Reichardt, Head of Commercial Operations and Member of the Executive Committee of Bayer Crop Science, originally published in Spanish in the Argentine newspaper La Nación.

Marc Reichardt: “Argentina is a key country in our intention to buy Monsanto”

The global Commercial Operations director and member of the executive committee of Bayer Crop Science states that there are good perspectives for the agribusiness, and highlights the importance of intellectual property on the development of new technology.

Feeding 10,000 million people in the next decades is a challenge, but also a business that companies linked with agribusiness do not want to miss. And with this aim in mind, there are many that are already gathering momentum with strategies to place themselves in the right path. Such is the case with Bayer, which counts with the Crop Science division of farming supplies, but is willing to go further: It has offered USD 62,000 million to acquire Monsanto’s operations. If settled, it will change the global farming map which was already tending to consolidation, especially after the merger of Dow Chemical and Dupont and the acquisition of the Swiss Company Syngenta by ChemChina for USD 43,000 million.

“Argentina is a key country in our intention to buy Monsanto”, said Marc Reichardt, the global Commercial Operations director and member of the executive committee of Bayer Crop Science, responsible for 20 % of the group total turnover which last year amounted to €46,324 million. In the South Cone region (which includes Argentina, Chile, Uruguay, Paraguay and Bolivia) Bayer reached €732 million in sales, €388 million coming from the area of Bayer Crop Science.

In an interview with LA NACIÓN, Reichardt also spoke about the local and global perspectives of agriculture, the future of commodities and the Brazil effect on the region. He warned: “If they want to have the latest technology, there must be an open debate on the importance that intellectual property has in the development of the country”.

-At which stage is the acquisition of Monsanto?

-We made an offer and will see how it evolves. We cannot speculate. We are seeing how we can get an agreement.

-What impact would this acquisition have on Argentina?

-Argentina is a key country in our intention to buy Monsanto; the presence of this company is very important here. And from the strategic viewpoint, we are planning to aim at a company strong in the crops that will be vital for the next decades, such as soybean and corn.

-In the last years the company has grown through acquisitions. Will you continue in this way?

-Yes, we made a strategic decision in the area of seeds. Some years ago we wanted to have a strong presence there and we made several acquisitions in Brazil and Argentina, such as FN Semillas in 2013. This strategy is still on its way. It is very clear for us. If the acquisition of Monsanto comes through safely, it will be a confirmation that we will reach this strategy faster.

-ChemChina bought Syngenta and Dow merged with Dupont. Is the sector in the path to consolidation?

- We have a quite clear mission to feed a population of around 10,000 million inhabitants in the next decades, and if we do not increase farm productivity we will have a problem. We are working based on this premise and how we can contribute to its solution with technological innovation.

-But there is also a business interest.

Certainly. But we are not worried; if the operation (with Monsanto) didn’t materialize, we would not be affected. We have a very firm strategy, very good products and a promising pipeline. The question would be inclined to the subject of seeds.

-If the Monsanto deal didn’t succeed, would you look at other companies?

We are always analyzing the possibilities available, but it has to match our strategy. We would continue searching the soybean and wheat area, but we are not after any company.

-One of the first measures of the new government was for the farming sector. How did the business of Argentina change with the end of the retention taxes?

-It changed from night to day. It was interesting to see how we moved from a situation close to depression to see the possibility that agriculture has historically offered to Argentina. Unfortunately seven million hectares ended under the water, which does not help. But this is the farming world; we know it has its ups and downs. But every cloud has a silver lining: The price of soybean is going up.

-What perspectives do you see for the sector?

- Very good. The agribusiness is eager for technology and wants to further develop its productivity. With a government that contributes to create an optimal framework for these conditions, I think nothing can go wrong, except the weather. The decrease in taxes helped a lot and that can be perceived in the farmers’ moral. The discussion is now focused in the future, on how to do more and better.

-What investment plans for Argentina does the company have?

Last year we approved an investment of USD 10 million, to expand our production capacities in Zárate [agrochemical plant], which is being implemented. It is intended to supply the Argentine market and to be ready to have the power to react in order to export to other markets. We are increasing the production in two million more liters that will go to herbicides, which is the worst problem for farmers in Argentina.

-Are you planning to grow exports?

-Brazil is the principal market and we need it to be right so that their demand starts again. Nowadays is not the moment to think in increasing exports when we still have remaining stocks from the last season. It can be easily reversed in positive cycles.

-In 2015 the five leading agrochemical companies lost altogether USD 450 million. What was the reason for this?

It was a difficult year at global level, with a fall in the price of commodities. The farmers are very sensitive to these changes and immediately fix their production area and their investment. There are years with higher or lower volatility. It does not worry us. When the situation is more favorable, the farmer, especially in Argentina, reacts fast with investment in technology and in area.

-How will the year close?

There is always some speculation, but I think it may be very interesting. Obviously it is a transitional year, with a fall in taxes and international prices tending to increase. They are speculating a little with the drought that may strike the United States this summer and that would affect the soybean growth, resulting in a fall in the production. If that happened, we would reach the Argentine season with a very interesting price that will trigger the decision of the farmer to sow. I see a year of growth. We could be in front of a very positive agricultural cycle in Argentina.

-Is the country competitive?

Having a soybean price of over USD11/bushel in Chicago (approximately USD 400/ton) and the corn over USD4 (USD157/ton) should be very interesting for the Argentine farmer.

-What is Argentina lacking versus the rest of the world: Technology, investment?

- If they want to have the latest technology, there must be an open debate on the importance that intellectual property has in the development of the country. How will this affect agriculture? In which markets will we focus? Of course, you focus in markets that offer a legal framework where you are comfortable and you are sure that you will be able to sell and recover the investment made in the last years. It has to do with respecting the legal framework established, and the patents.

-Do you think in Argentina there isn’t enough legal framework or that patents are not respected?

I think it is an issue to monitor if we want to follow that way, we want to have legislation that really protects the intellectual property.